SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.    1)*

                           UFP Technologies Inc.
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 per share
                       (Title of Class of Securities)

                                  902673102
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on following page(s))

                             Page 1 of  5  Pages

CUSIP NO.      902673102          13G               PAGE 2 OF   5  PAGES

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Manning & Napier Advisors, Inc.
     IRS # 16-0995736

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)    [   ]
                                                             (b)    [   ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5     SOLE VOTING POWER

     -0-

6     SHARED VOTING POWER

     -0-

7     SOLE DISPOSITIVE POWER

     -0-

8     SHARED DISPOSITIVE POWER

     -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

12     TYPE OF REPORTING PERSON *

     IA
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):  Name of Issuer:

UFP Technologies Inc.

Item 1(b):  Address of Issuer's Principal Executive Office:

UFP Technologies Inc.
172 East Main Street
Georgetown, MA 01833-2107

Item 2(a):  Name of Person Filing:

Manning & Napier Advisors, Inc.

Item 2(b):  Address of Principal Business Office, or, if none, Residence:

1100 Chase Square, Rochester, New York 14604

Item 2(c):  Citizenship:

New York

Item 2(d):  Title of Class of Securities:

Common Stock, Par Value $0.01 per share

Item 2(e):  CUSIP Number:

902673102

Item 3: If this statement is filed pursuant to rule 13d-1(b) of 13d-2(b), check whether the person filing is a :

(e) [X] Advisor is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4:  Ownership:
 Amount Beneficially Owned:  -0-
(b) Percent of Class: Based on the most recent prices provided by Interactive Data, a company of the Dun & Bradstreet Corporation, One Post Office Square, 3rd Floor, Boston, Massachusetts 02109-2103, listing the outstanding shares of common stock on December 31, 1995, as not applicable it is believed person filing has beneficial ownership of 0%.
(c)  Number of shares as to which such person has:
     (i)  sole voting power:  -0-
     (ii)  shared voting power:  -0-
     (iii)  sole dispositive power:  -0-
     (iv)  shared dispositive power:  -0-

Item 5:  Ownership of Five Percent or Less of a Class:

Not applicable

Item 6:  Ownership of Five Percent or Less of a Class:

Not applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8:  Identification and Classification of Members of the Group:

Not applicable

Item 9:  Notice of Dissolution of a Group:

Not applicable

Item 10:  Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purposes of effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Fonda L. Herrick                            Date:  February 2, 1996
    Fonda L. Herrick, Corporate Secretary